3 November 2004

Warner Chilcott plc

Section 198 Notification

Warner Chilcott plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

The Company was notified that on 28 October 2004 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interest by attribution in any shares in which MSSL is interested.